Branch 22
811-05088

AXA

05058068

"ALLIANCEBERNSTEIN PORTFOLIOS"

Patricia Louie
Vice President and Associate General Counsel
The Equitable Life Assurance
Society of the United States

BEST AVAILABLE COPY

March 14, 2005

RECD S.E.C.
MAR 1 4 2005
1086

<u>VIA AIRBORNE EXPRESS MAIL</u>

Office of the Chief Counsel
Division of Investment Management
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20005

Re: DH2, Inc. vs. Equitable Life Assurance Society of the United States, et al.,
Case Number 04 C 0487,
<u>United States District Court for the Northern District of Illinois</u>

Dear Sir or Madam:

Pursuant to Section 33 of the Investment Company Act of 1940, as amended, enclosed please find a copy of the Memorandum Opinion and Order in the above-captioned matter.

Should you have any questions or require additional information, please do not hesitate to contact me at 212 314-5329.

Sincerely,

Patricia Louie
Vice President and Associate General Counsel

Enclosure

cc: Arthur J. Brown, Esq.
Jeffrey B. Maletta, Esq.

PROCESSED
JUL 22 2005
THOMSON FINANCIAL

AXA FINANCIAL

United States District Court, Northern District of Illinois

Name of Assigned Judge or Magistrate Judge	Amy J. St. Eve	Sitting Judge if Other than Assigned Judge	
CASE NUMBER	04 C 487	**DATE**	3/10/2005
CASE TITLE	DH2, Inc. vs. Equitable Life, et al		

DOCKET ENTRY TEXT:

Enter Memorandum Opinion and Order. Defendants' motion to dismiss is granted. Count One is dismissed with prejudice. Counts Two through Twelve are dismissed without prejudice. Plaintiff has until April 11, 2005 to file a Second Amended Complaint consistent with this opinion. Status hearing set for 3/16/05 is stricken and reset to 4/14/05 at 8:45 A.M.

■ [For further detail see attached order.]

Judicial staff to mail notices.
*Mail AO 450 form.

Courtroom Deputy Initials:	TH

IN THE UNITED STATES DISTRICT COURT
FOR THE NORTHERN DISTRICT OF ILLINOIS
EASTERN DIVISION

DH2, INC., Plaintiff, v. THEODOSSIOS ATHANASSIADES, JETTIE M. EDWARDS, DAVID WAYNE FOX, WILLIAM MICHAEL KEARNS, JR., CHRISTOPHER P.A. KOMISARJEVSKY, PETER DANA NORIS, HARVEY ROSENTHAL, GARY S. SCHPERO, EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES, AND EQUITABLE ADVISORS TRUST, Defendants.	)	Case No: 04 C 0487

MEMORANDUM OPINION AND ORDER

AMY J. ST. EVE, District Court Judge:

Plaintiff DH2, Inc. commenced this securities fraud case regarding mutual fund pricing against Defendants. Defendants have moved to dismiss the First Amended Complaint ("FAC"). As discussed in detail below, Defendants' motion is granted.

BACKGROUND

DH2, Inc. ("DH2") is an Illinois corporation that invests in mutual funds, variable annuities, and other investment instruments in accordance with a proprietary, highly confidential trading strategy. (R. 23-1, FAC ¶ 8.) DH2 and two affiliates whose assets it manages – Emerald Investments, LP ("Emerald") and Elkhorn LLC ("Elkhorn") – owned variable annuity accounts issued by Defendants. (*Id.*) DH2 employs a sophisticated and proprietary trading strategy. (*Id.* ¶

22.) DH2 alleges that its trading strategy is a closely held trade secret, and that it does not disclose its strategy outside of DH2 and its affiliates. (*Id.* ¶ 23.) DH2 further alleges that its continued profitability depends on its ability to employ this confidential trade strategy. (*Id.*)

Equitable Life Assurance Society of the United States ("Equitable") is 100% owned and controlled by the AXA Group. (*Id.* ¶ 9.) Equitable is an insurance company that offers and sells variable annuity contracts to the investing public. (*Id.* ¶¶ 1, 10.) These contracts permit investors to invest in separate accounts – a form of mutual funds – managed by an Equitable subsidiary, Equitable Advisors Trust ("EQAT"). (*Id.* ¶¶ 10, 24.) Plaintiff alleges that EQAT is an open-end management investment company governed by and registered under the Investment Company Act of 1940, 15 U.S.C. § 80a-8. (*Id.* ¶ 10.)

Defendants Theodossios Athanassiades, Jettie M. Edwards, David Wayne Fox, William Michael Kearns, Jr., Christopher P.A. Komisarjevsky, Peter Dana Noris, Harvey Rosenthal, and Gary S. Schpero were Trustees of EQAT. (*Id.* ¶¶ 12-19.) (Collectively, these Defendants are referred to as the "Trustees" or the "Individual Defendants"). Plaintiff alleges that each of these Trustees is a fiduciary of DH2, and as such, owes DH2 "the highest duty of good faith and loyalty." (*Id.* ¶ 32.)

I. The Equitable Funds

A holder of a variable annuity contract, such as Plaintiff, makes an initial investment – or contribution – to Equitable. The investor may then allocate its contribution and continued contributions between and among the designated investment funds, or subaccounts, managed by EQAT. (*Id.* ¶ 25.)

EQAT is required to determine the purchase and redemption price of each of its funds by determining the net asset value ("NAV") per share of each such fund. EQAT calculates NAV for each fund by determining the value of each of the assets assigned to the fund, totaling those asset values, subtracting liabilities and accrued expenses of the fund, and dividing the resulting total by the number of issued and outstanding interests of the fund. (*Id.* ¶ 28.) Plaintiff alleges that EQAT must use actual market prices, if available, when determining the value of the fund's portfolio. (*Id.* ¶ 29.) Where the actual market price is unavailable, Plaintiff asserts that EQAT's trustees have the duty to determine the underlying securities "fair value" in good faith. (*Id.*) Plaintiff further alleges that the trustees may not use "fair value pricing" for illicit purposes, such as to benefit the fund manager or the corporate owner of the fund manager. (*Id.* ¶ 30.)

II. The Accumulator Product

Equitable had an annuity contract product called the Accumulator. Equitable marketed the Accumulator by means of prospectuses and related documents. (*Id.* ¶ 34.) DH2 received the 1999 prospectus for the Accumulator, allegedly representing that investors would be permitted unrestricted transfers within and among the various Equitable separate accounts without limitations on the size or frequency of those transactions. (*Id.* ¶ 36.) The Prospectus represented:

> Our business day is any day the New York Stock Exchange is open for trading. Each business day ends at the time trading on the exchange closes or is suspended for the day. We calculate unit values for our variable investment options as of the end of each business day. This usually is 4:00 p.m. Eastern Time .... If your contribution, transfer or any other transaction request, containing all the required information, reaches us on a non-business day or after 4:00 p.m. on a business day, we will use the next business day." (*Id.* ¶ 37.)

The 1999 Prospectus also noted that "We may, at any time, restrict the use of market timers and other agents acting under a power of attorney who are acting on behalf of more than one contract owner. Any agreements to use market timing services to make transfers are subject to our rules in effect at the time." (R.45-1, Defs. Mot. to Dismiss, Ex.B at 33.)

III. DH2's Investment with Equitable

In 1999, DH2 invested in the Accumulator annuity. (*Id.* ¶ 38.) DH2 alleges that on or about September 15, 1999, it made an initial contribution to Equitable of $900,000 in reliance on the representations in the Prospectus. DH2 ultimately contributed additional funds and made investment gains, totaling approximately $7.5 million, including the $900,000 initial investment. (*Id.* ¶ 39.)

When DH2 invested in the Accumulator annuity, Equitable issued it a Certificate which described the Accumulator investment as a "combination fixed and variable deferred annuity." (*Id.* ¶ 39.) It further stated, according to DH2, that Equitable "will provide the benefits and other rights pursuant to the terms of this Certificate." (*Id.* ¶ 39.) DH2 alleges that the Certificate incorporates an Equitable contract which permits DH2 to transfer its contributions among EQAT investment funds "at any time," and without an investment charge or tax penalty. (*Id.* ¶¶ 40-41.) The contract, according to Plaintiff, states that Equitable determines daily the value of each security in each Equitable fund based upon its "market value or, where there is no readily available market, the fair value of the assets allocated to the Separate Account, as determined in accordance with [Equitable's] rules, accepted accounting practices, and applicable laws and regulations." (*Id.* ¶ 43.)

IV. Equitable's Relationship with Emerald

Emerald, an affiliate of DH2 whose assets DH2 manages, invested in Equitable's Accumulator annuity and another annuity called Equi-Vest. (*Id.* ¶ 46.) Plaintiff alleges that Equitable and EQAT changed their policies to combat "market timers." (*Id.* ¶ 47.) Plaintiff alleges that Equitable identified Emerald as a market timer and thereafter restricted and interfered with Emerald's trading. (*Id.* ¶ 48.) Based on Equitable's actions, Emerald sued Equitable in the Northern District of Illinois. *American National Bank and Trust Co., et al. v. AXA Client Solutions, et al.*, No. 00 C 6786 (the "Emerald action"). (*Id.* ¶ 51.)

Plaintiff alleges that Emerald improperly disclosed to Equitable during the course of the Emerald action DH2's confidential trading strategy. Although a protective order governed the disclosure of such information, Plaintiff alleges that Equitable violated the protective order numerous times and used the confidential discovery "as an opportunity to find out about DH2's trading strategy and that Equitable sought to 'reverse engineer how the folks at Emerald made profits.'" (*Id.* ¶¶ 61-64.) On May 28, 2002, the court in the Emerald action sanctioned Equitable for violating the protective order. (*Id.* ¶ 70.)

V. Defendants Adopt Fair Value Pricing

After Emerald filed the Emerald action, Plaintiff alleges that the Trustees, EQAT, and Equitable executives engaged in a scheme to manipulate the NAV of various Equitable funds. (*Id.* ¶ 53.) Plaintiff alleges that Defendants commenced using "fair value pricing" for the fund portfolio and using "an undisclosed mathematical formula to adjust prices in its funds in reaction to unspecified, but routine, market conditions." (*Id.*) Plaintiff further alleges that Defendants made these adjustments to combat market timing[1]. (*Id.*) As a result, Plaintiff asserts that

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[1] "Market timing is a form of arbitrage in which investors buy, sell and exchange mutual fund shares on a very short-term basis in order to exploit inefficiencies in mutual fund pricing. Although market timing can lead to profits for individual investors, such profits come at the expense of long-term investors in the fund. As a consequence, many mutual funds attempt to prohibit market timing by, for example, imposing restrictions on excessive trading by individual accounts." *S.E.C. v. Druffner*, 353 F.Supp.2d 141 (D. Mass. 2005).

Defendants discriminated against active traders for the benefit of more passive traders who followed a buy and hold strategy. (*Id.* ¶ 54.) Furthermore, Plaintiff contends that Defendants failed to disclose this change in the prospectus or to update the prospectus, and failed to disclose the methodology they employed for computing the fair value pricing. (*Id.*) Instead, according to Plaintiff, Defendants made misleading statements to investors in their annual reports, including the following statement from EQAT's 2002 Annual Report:

> Other securities and assets for which market quotations are not readily available or for which valuation cannot be provided, are valued at fair value under the direction of the Board of Trustees. Events or circumstances affecting the values of Portfolio securities that occur between the closing of their principal markets and the time the NAV is determined may be reflected in [EQAT]'s calculation of net asset values for each applicable Portfolio when [EQAT]'s Manager deems that the particular event or circumstance would materially affect such Portfolio's net asset value.

(*Id.* ¶ 55.)

Plaintiff alleges that these statements are incomplete because Defendants never disclosed to them that EQAT had altered its methodology for calculating the NAV of its funds. (*Id.* ¶ 56.) They further allege that Defendants failed to disclose any details as to how they would price the funds under the new wholesale "fair value pricing" scheme or when they intended to use fair value pricing. (*Id.*) In addition, Plaintiff alleges that Defendants contrived use of this new pricing method in order to significantly reduce DH2's profits and to minimize the damages it faced in the Emerald action. (*Id.* ¶ 72.) It further asserts that Defendants modified their fair value pricing in order to undercut DH2's trading strategy after they improperly obtained information regarding DH2's trading strategy from the Emerald action. (*Id.* ¶ 78.) DH2 alleges that it halted virtually all of its trading in Equitable funds as a result of Defendants' alleged misconduct. (*Id.* ¶ 80.) Consequently, DH2 contends that it has lost its past and future profits.

(*Id.* ¶ 81.)

VII. The Current Action

DH2 has filed a twelve count complaint against Defendants. Count one alleges price manipulation under Section 17(j) of the Investment Company Act, 15 U.S.C. § 80a-17(j), and Rule 17j-1 thereunder against all Defendants. Counts Two and Four allege violations of Section 10(b) of the Securities Exchange Act of 1934, 15 U.S.C. § 78j, and Rule 10b-5 thereunder. Counts Three and Five allege violations of Sections 12(F) and (I) of the Illinois Securities Law of 1953, 815 Ill. Comp. Stat. 5/12(F). Count Six asserts a breach of fiduciary duty claim. Counts Seven and Eight are both control person liability claims – Count Seven alleges a violation of Section 20(a) of the Exchange Act and Count Eight alleges a violation of Section 48 of the Investment Company Act of 1940. Count Nine alleges that Defendants misappropriated trad secrets under the Illinois Trade Secret Act. Count Ten asserts that Defendants violated Section 2 of the Illinois Consumer Fraud and Deceptive Practices Act. Count Eleven alleges breach of contract against Defendants. Finally, Count Twelve alleges fraud.

ANALYSIS

I. Legal Standards

A Rule 12(b)(6) motion "test[s] the sufficiency of the complaint." *Triad Assocs., Inc. v. Chicago Hous. Auth.*, 892 F.2d 583, 586 (7th Cir. 1989). When deciding a motion to dismiss pursuant to Rule 12(b)(6), the Court views "the complaint in the light most favorable to the plaintiff, taking as true all well-pleaded factual allegations and making all possible inferences from those allegations in his or her favor." *Lee v. City of Chicago*, 330 F.3d 456, 459 (7th Cir. 2003). "A complaint should not be dismissed unless it appears beyond doubt that the plaintiff can prove no set of facts in support of his claim which would entitle him to relief." *Cole v. U.S. Capital,* 389 F.3d 719, 724 (7th Cir. 2004) (quotations and citations omitted). "The issue is not whether a plaintiff will ultimately prevail but whether the claimant is entitled to offer evidence to support the claims." *Id.*, quoting *Scheuer v. Rhodes*, 416 U.S. 232, 236, 94 S.Ct. 1683, 40 L.Ed.2d 90 (1974).

II. Price Manipulation under Section 17(j) of the ICA (Count I)

Count One is premised on an alleged violation of Section 17(j) of the Investment Company Act of 1940 ("ICA"). Defendants seek to dismiss this claim on the ground that no private cause of action exists to enforce this section of the ICA. Even if one does exist, Defendants argue that Plaintiff has failed to state a claim.

Section 17(j) provides:

> It shall be unlawful for any affiliated person of or principal underwriter for a registered investment company or any affiliated person of an investment adviser of or principal underwriter for a registered investment company, to engage in any act, practice or course of business in connection with the purchase or sale, directly or indirectly, by such person of any security held or to be acquired by such registered investment company in contravention of such rules and regulations as the Commission may adopt to define, and prescribe means reasonably necessary to prevent, such acts, practices or courses of business as are fraudulent, deceptive or manipulative.

As the Seventh Circuit has noted, neither it nor the Supreme Court "has ever explicitly decided whether the ICA creates shareholder causes of action." *Boland v. Engle*, 113 F.3d 706, 715 n.9 (7th Cir. 1997). The Supreme Court has made it clear that "like substantive federal law itself, private rights of action to enforce federal law must be created by Congress." *Alexander v. Sandoval*, 532 U.S. 275, 286, 121 S.Ct. 1511, 149 L.Ed.2d 517 (2001). As the Seventh Circuit has noted, during the past two decades, "the Supreme Court has become ever more reluctant to imply private rights of action." *Smart v. International Broth. of Elec. Workers, Local 702*, 315 F.3d 721, 727 (7th Cir. 2002). The Supreme Court has even expressly acknowledged that it has "retreated from [its] previous willingness to imply a cause of action where Congress has not provided one." *Correctional Services Corp. v. Malesko*, 534 U.S. 61, 67n. 3, 122 S.Ct. 515, 151 L.Ed.2d 456 (2001).

The statutory intent of Congress dictates whether a private right of action exists – "[w]ithout it, a cause of action does not exist and courts may not create one, no matter how desirable that might be as a policy matter, or how compatible with the statute." *Alexander*, 532 F.3d at 286-87. "Raising up causes of action where a statute has not created them may be a proper function for common-law courts, but not for federal tribunals." *Id.* at 287 (citations and quotations omitted). *See also Dersch Energies, Inc. v. Shell Oil Co.*, 314 F.3d 846, 857 (7th Cir. 2002).

In *Olmsted v. Pruco Life Ins. Co. of New Jersey*, 283 F.3d 429, 432-36 (2d Cir. 2002), the Second Circuit addressed the same question regarding Sections 26(f) and 27(i) of the ICA. The Second Circuit held that no private cause of action exists for either section. *Id.* The *Olmsted* reasoning applies with equal force to Section 17(j) of the ICA.

The Court begins "with the text and structure" of the statute. *Alexander*, 532 U.S. at 288. The plain text of Section 17(j) does not explicitly provide for a private right of action. Moreover, Section 17(j) focuses on the unlawful conduct of those it targets, not on the individuals it seeks to protect. It does not mention investors such as DH2. "Statutes that focus on the person regulated rather than the individuals protected create 'no implication of an intent to confer rights on a particular class of persons.'" *Alexander*, 532 U.S. at 289, quoting *California v. Sierra Club*, 451

U.S. 287, 294, 101 S.Ct. 1775, 68 L.Ed.2d 101 (1981). *See also Olmsted*, 283 F.3d at 432; *Chamberlain v. Aberdeen Asset Mgmt. Ltd.*, No. 02 C 5870, 2005 WL 195520 at * 3 (E.D.N.Y. Jan. 21, 2005); *In re Van Wagoner Funds, Inc. Sec. Litig.*, No. 02-03383, 2004 WL 2623972 at *12 (N.D. Cal. July 27, 2004); *White v. Heartland High Yield Mun. Bond Fund*, 237 F.Supp.2d 982, 986-87 (E.D. Wis. 2002).

Next, the ICA vests the Securities and Exchange Commission with the power to investigate violations of the ICA and to commence actions in district courts to enforce all provisions in the ICA. 15 U.S.C. §80a-41. The "express provision of one method of enforcing a substantive rule suggests that Congress intended to preclude others." *Alexander*, 532 U.S. at 290. *See also Olmsted*, 283 F.3d at 433. The ICA's express provision reinforces no private action under Section 17(j).

Finally, as recognized in *Olmstead*, "§ 36(b) of the ICA [provides] for a private right of derivative action for investors in regulated investment companies alleging that investment advisors breached certain fiduciary duties." *Id.* "Obviously ... when Congress wished to provide a private damage remedy, it knew how to do so and did so expressly." *Id.*, quoting *Touche Ross & Co. v. Redington*, 422 U.S. 560, 572, 99 S.Ct. 2479, 61 L.Ed.2d 82 (1979). Congress did not provide such an action for Section 17(j).

Plaintiff's reliance on *Fogel v. Chestnutt*, 668 F.2d 100, 109-112 (2d Cir.1981) is not persuasive. In *Boland*, the Seventh Circuit noted that *Fogel* had found a private right of action, but noted that "Supreme Court precedent ... has cast doubt on the type of analysis that courts have used to find implied rights of action." *Boland*, 113 F.3d at 715, n.9. Moreover, *Fogel* was decided before the Supreme Court's decision in *Alexander v. Sandoval*, 532 U.S. 275, which is controlling. Similarly, given *Alexander*, the Court is not persuaded by the other non-binding cases cited by Plaintiff to support a private right of action.[2]

III. Breach of Fiduciary Duties Under Section 36(a) of the ICA

Plaintiff argues that Defendants have failed to challenge its claim for breach of fiduciary duties under Section 36(a) of the ICA. As Defendants point out, however, such a claim is absent from the FAC. Accordingly, the Court need not address the arguments raised by the parties regarding Section 36(a) of the ICA at this stage.

IV. Section 10(b) Claims (Counts II and IV)

Plaintiff has brought two separate and distinct claims under Rule 10(b)-5. Count II purports to allege that Defendants violated sections (a) and (c) of Rule 10(b)-5 through price manipulation. In Count Four, Plaintiff alleges that Defendants violated Rule 10(b)-5(b) through false misrepresentations and omissions in connection with the purchase and sale of securities.

Section 10(b) allegations must comply with both Federal Rule of Civil Procedure 9(b) and the PSLRA. Rule 9(b) requires that a plaintiff plead "the circumstances constituting fraud ... with particularity." *In re HealthCare Compare Corp. Sec. Litig.*, 75 F.3d 276, 281 (7th Cir. 1996). As the Seventh Circuit has explained, "this means the who, what, when, where, and how: the first paragraph of any newspaper story." *DiLeo v. Ernst & Young*, 901 F.2d 624, 627 (7th Cir. 1990). These mandates require "the plaintiff to conduct a precomplaint investigation in sufficient depth to assure that the charge of fraud is responsible and supported, rather than defamatory and extortionate." *Ackerman v. Northwestern Mut. Life Ins. Co.*, 172 F.3d 467, 469

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[2] In *McDonnell v. Allstate Life Insc. Co.*, 2004 WL 2392169 at *2n.1 (N.D. Ill. Oct. 25, 2004), the Court did not address whether a private right of action existed under the ICA.

(7th Cir. 1999).

The strict pleading mandates of the PSLRA apply to Plaintiff's complaint. "The PSLRA creates rules that judges must enforce at the outset of the litigation." *Asher v. Baxter Intern. Inc.*, 377 F.3d 727, 728 (7th Cir. 2004). As addressed below, these mandates differ somewhat depending on whether the claim is based on misrepresentation and omissions, or manipulation.

A. Manipulation under Section 10(b)

Rule 10(b)-5(a) and (c) provide that "[i]t shall be unlawful for any person, directly or indirectly, by the use of any means or instrumentality ... [t]o employ any device, scheme, or artifice to defraud, [or] [t]o engage in any act, practice, or course of business which operates or would operate as a fraud or deceit upon any person, in connection with the purchase or sale of any security." 17 C.F.R. § 240.10b-5 (a) & (c). In contrast to Subsection (b), Subsections (a) and (c) do not require a misrepresentation or omission. *Affiliated Ute Citizens of Utah v. United States*, 406 U.S. 128, 153, 92 S.Ct. 1456, 31 L.Ed.2d 741 (1972). Market manipulation typically refers to practices "such as wash sales, matched orders, or rigged prices, that are intended to mislead investors by artificially affecting market activity." *Santa Fe Industries, Inc. v. Green*, 430 U.S. 462, 476, 97 S.Ct. 1292, 51 L.Ed.2d 480 (1977). "The gravamen of manipulation is deception of investors into believing that prices at which they purchase and sell securities are determined by the natural interplay of supply and demand, not rigged by manipulators." *Gurary v. Winehouse*, 190 F.3d 37, 45 (2d Cir. 1999).

The Court first addresses the applicability of the PSLRA to claims under sections (a) and (c). Although the PSLRA provisions pertaining to actions based on misleading statements and omissions do not apply to these subsections, section (b)(2) of the PSLRA does apply. *See In re*

Royal Ahold N.V. Securities & ERISA Litig., 351 F.Supp.2d 334, 372 (D. Md. 2004). That section requires a plaintiff to identify each alleged manipulative act performed and to "state with particularity facts giving rise to a strong inference that the defendant acted with the required state of mind." 15 U.S.C. § 78u-4(b)(2).

1. Standing

Defendants argue that DH2 lacks standing to pursue an alleged violation of Section 10(b) for manipulation because DH2 does not allege that it purchased or sold any shares in the Trust that were inaccurately priced. A Section 10(b) violation must occur "in connection with the purchase or sale of a security." 17 C.F.R. § 240.10b-5. *See Blue Chip Stamps v. Manor Drug Stores*, 421 U.S. 723, 737-38, 95 S.Ct. 1917, 44 L.Ed.2d 539 (1975).

DH2 alleges that "[a]s a result of the defendants' misconduct, DH2 had no choice but to halt virtually all of its trading in Equitable funds. It has therefore been completely deprived of the benefits of its contracts with Equitable." (R. 22-1, FAC ¶ 80.) Plaintiff alleges that it initially invested $900,000 on September 15, 1999 – before the alleged manipulation took place. Plaintiff does not allege that it purchased or sold any securities with manipulated prices. According, Plaintiff does not have standing to pursue this claim. *See Gurary v. Winehouse*, 235 F.3d at 799 (securities purchase occurring before alleged deception began "could not be in connection with the purchase or sale of a security"); *Foss ex rel. Estate of Koth v. Bear, Stearns & Co., Inc.*, 2004 WL 2008863, at *3 (N.D.Ill. May 21, 2004) (dismissing manipulating claim where plaintiff did not allege that he "was injured by relying on a market for securities that was controlled or artificially affected by the defendant's deceptive or manipulative conduct"); *Endovasc v. J.P. Turner & Co.*, No. 02 Civ. 7313, 2004 WL 634171 (S.D.N.Y. Mar. 30, 2004) (no standing where plaintiff failed to allege that it purchased or sold manipulated securities).

In its response brief, Plaintiff contends that it has alleged that the fair value pricing formula adopted by Defendants "resulted in artificial prices in shares actually bought and sold by DH2." (R. 51-1, Pls. Mem. in Opp. to Motion to Dismiss, p.31.) In support of this contention, Plaintiff argues that it has alleged that it "continued to invest" in shares in the Accumulator fund after "[the] pricing 'adjustments' imposed by defendants *overshot* next-day market changes." *Id.* Although Plaintiff claims that it has made such an allegation, the paragraphs it cites in support fail to do so.[3] Even if Plaintiff had included such an allegation, it does not meet Rule 9(b)'s pleading requirements.

2. Facts Showing Market Manipulation

Defendants also challenge Count Two for failing to allege any facts showing market manipulation. As part of its manipulation claim, Plaintiff must allege that the price at which it either purchased or sold its interests in the securities at issue was artificially manipulated by Defendants' conduct. *Ernst & Ernst v. Hochfelder*, 425 U.S. 185, 199, 96 S.Ct. 1375, 47 L.Ed.2d 668 (1976); *Deutsche Bank AG*, 282 F.Supp.2d 1032, 1056 (D. Minn. 2003); *In re Enron Corp. Sec., Derivative & ERISA Litig.*, 235 F.Supp.2d 549, 579 (S.D. Tex. 2002). While Plaintiff has alleged that Equitable adopted a fair value pricing methodology for calculating the NAV of certain funds and that such methodology affected DH2's trading strategy, it has not alleged that Defendants manipulated the NAVs in any way. Plaintiff's attempt to insert new

[3] Plaintiff cites to paragraphs 79, 81-82 and 131 in support of this assertion. Paragraphs 79, and 81-82, discuss "thwarting DH2's ability to trade" and depriving DH2 of profits. Paragraph 131, which does allege that Plaintiff "continued to invest" is part of count 4, not count 2. Moreover, Plaintiff did not incorporate paragraph 131 into count 2, the manipulation count.

allegations that the fair value pricing methodology caused EQAT to "overshoot" the current value of the securities is improper and not supported by the allegations in the FAC.

3. Scienter

Count Two also fails because Plaintiff has failed to "state with particularity facts giving rise to a strong inference that the defendant acted with the required state of mind." 15 U.S.C. §78u-4(b)(2) (2000). Plaintiff may use "motive and opportunity" or "circumstantial evidence" to establish scienter under the PSLRA, as long as the allegations support a strong inference that the defendants acted recklessly or knowingly when they made the alleged misrepresentations. *766347 Ontario Ltd. v. Zurich Capital Mkts., Inc.*, 249 F.Supp.2d 974, 987 (N.D. Ill. 2003). *See also Chu v. Sabratek Corp.*, 100 F.Supp.2d 815, 823 (N.D. Ill. 2000). Plaintiff has attempted to satisfy the PSLRA's scienter requirements by lumping its conclusory allegations against all Defendants. Plaintiff, for example, alleges that the "Trustee Defendants knew, or were reckless in not knowing, that they were charged by statute with undertaking proper valuation of the funds' NAV in good faith." (R. 22-1, FAC ¶ 89.). Plaintiff alleges that "Defendants" had a strong motive to improperly manipulate the valuation fo the funds in order to reduce DH2's and Elkhorn's profits on trading, thereby creating a basis for arguing that the damages suffered by one using the DH2 trading strategy were much lower than alleged in the *Emerald* action. (*Id.* ¶ 92.) DH2 further alleges that "Defendants" had the opportunity to manipulate the valuation of the funds and to misrepresent material facts in their registered statements because they had control over the methods used to implement the FMV decisions. (*Id.* ¶ 93.) Plaintiff has not particularized any of these scienter allegations. This Court has made clear that "[g]roup pleading allegations are insufficient under the PSLRA to establish scienter on the part of each individual

Defendant." *Johnson v. Tellabs, Inc.*, 262 F.Supp.2d 937, 955 (N.D. Ill. 2003). Count Two is dismissed without prejudice for failure to allege this element.

B. Misrepresentation Under Section 10(b)

In order to state a misrepresentation claim for securities fraud under Section 10(b), Plaintiff must allege that Defendants (1) made a false statement or omission; (2) of a material fact; (3) with scienter; (4) in connection with the purchase or sale of securities; (5) upon which Plaintiff justifiably relied; and (6) the reliance proximately caused Plaintiff's damages. *In re HealthCare Compare Corp.*, 75 F.3d 276, 280 (7th Cir. 1996).

In order to meet the PSLRA's dictates for a securities fraud claim based on misleading statements and omissions, "the complaint shall specify each statement alleged to have been misleading, the reason or reasons why the statement is misleading, and if an allegation regarding the state or omission is made on information and belief, the complaint shall state with particularity all facts on which that belief is formed." 15 U.S.C. § 78u-4(b)(1). Under the PSLRA, "the complaint shall, with respect to each act or omission alleged to violate this chapter, state with particularity facts giving rise to a strong inference that the defendant acted with the required state of mind." 15 U.S.C. § 78u-4(b)(2).

1. Standing

Defendants first challenge Plaintiff's standing to bring this claim on the basis that it has not alleged that it purchased any of the securities at issue after Defendants allegedly made a false and misleading statement. Instead, Defendants contend that the alleged misstatement was made long after DH2's initial investment.

As discussed above, Section 10(b) claims must occur "in connection with the purchase or sale of a security." 17 C.F.R. § 240.10b-5. *See Blue Chip Stamps,* 421 U.S. at 737-38. In *Roots Partnership v. Lands' End, Inc.*, 965 F.2d 1411 (7th Cir. 1992), the Seventh Circuit held that the false statements allegedly made by the defendants after the plaintiff purchased the defendant company's stock could not "form the basis for Rule 10b-5 liability, because the statements could not have affected the price at which plaintiff actually purchased." *Id.* at 1420. Because the purchase price of the plaintiff's stock could not have been impacted by statements made after the plaintiff had purchased it, the court did not allow such claims to proceed. The Seventh Circuit explained,"[w]e presume only that the market is efficient, not clairvoyant," and affirmed the district court's dismissal of the claim regarding the defendant's post-purchase statements. *Id.* *See also Ong ex rel. Ong IRA*, No. 03 C 4142, 2004 WL 2534615, at *23 (N.D. Ill. Sept. 27, 2004) (dismissing claims based on post-purchase statements because "price at which Plaintiffs purchased their debt securities on June 21, 2002 could not have been affected by statements made after that date"); *Heartland Fin. USA, Inc. v. Financial Insts. Capital Appreciation Partners, I, L.P.*, No. 02 C 3982, 2002 WL 31819008, at *7 (N.D. Ill. Dec. 12, 2002) (alleged omissions "occurred long after Plaintiff's investment" thus dismissing claim); *Anderson v. Abbott Labs.,* 140 F.Supp.2d 894, 908 (N.D. Ill. 2001)("Statements made after named plaintiffs purchased their stock cannot form the basis for § 10(b) liability").

In support of its argument that it purchased or sold securities in reliance on these alleged misrepresentations, Plaintiff has cited to two paragraphs of the First Amended Complaint that do not support such an assertion. (R. 31-1, p.31; R. 22-1, FAC ¶¶ 67, 98.) The one paragraph that comes close to meeting this requirement is that "DH2 reasonably relied on defendants' misrepresentations and omissions in investing, and continuing to invest, in the funds." (R. 22-1,

FAC ¶ 131.) Plaintiff, however, has failed to identify when it purchased the securities at issue, other than an initial investment of $900,000 on September 15, 1999 – well before the alleged misrepresentation. Accordingly, based on the allegations in the complaint, Plaintiff has not established that it has standing to pursue this claim.

In its opposition to this motion, Plaintiff argues that in May 2002, EQAT's fund, which Morgan Stanley managed, was "materially identical" to Morgan's Stanley's own fund. It argues in August 2002, Equitable overcharged it when it bought shares in this fund and it received too little when it redeemed these shares later in August. This argument, however, is not supported by the allegations in the FAC. Because the Court can only consider the allegations in the complaint at this stage, it will not consider this contention.

2. Scienter

Count Four, like Count Two, also fails because Plaintiff has failed to meet the particularity requirements of the PSLRA with respect to each Defendant's scienter. For the reasons stated above, Count Four is dismissed without prejudice for failure to allege the necessary element of scienter.[4]

IV. Section 20(a) – Control Person Claims

Defendants argue that Plaintiff's Section 20(a) claims fail because DH2 has failed to state a claim for a primary violation of either the ICA or Section 10(b). The Court agrees.

In order to state a claim for 20(a) control person liability, Plaintiff must allege: (1) a primary securities violation; (2) that the Individual Defendants exercised general control over the

[4] Defendants also argue that Plaintiff has failed to allege a misstatement or omission. Given that the Court is dismissing this count for failure to plead other essential elements of a 10(b) claim, the Court need not address this argument.

operations of Whitehall; and (3) that the Individual Defendants "possessed the power or ability to control the specific transaction or activity upon which the primary violation was predicated, whether or not that power was exercised." *Harrison v. Dean Witter Reynolds, Inc.*, 974 F.2d 873, 881 (7th Cir. 1992). As Plaintiff admits, "control person liability under section 20(a) of the 1934 Act and section 48(a) of the ICA stands or falls with the primary ICA and 1934 Act claims." (R.31-1, Pls. Mem. of Law in Opp. to Defs. Mot. to Dismiss at p. 16, n. 12.) Because Plaintiff has failed to state a primary securities violation, it's Section 20(a) claim[s] also fail[s].

V. State Law Claims

Plaintiff's only alleged basis for federal jurisdiction is based on its federal securities fraud claims. Plaintiff's state law claims rely solely on the Court's supplemental jurisdiction. 28 U.S.C. § 1367. Plaintiff has failed to allege diversity jurisdiction. The question of whether the Court should continue to exercise supplemental jurisdiction over the remaining state law claims is entirely within the Court's discretion. *Wright v. Associated Ins. Cos., Inc.*, 29 F.3d 1244, 1251 (7th Cir. 1994) ("[T]he general rule is that, when all federal claims are dismissed before trial, the district court should relinquish jurisdiction over pendent state-law claims rather than resolving them on the merits"). The Court declines to exercise its discretion to retain supplemental jurisdiction over Plaintiff's state law claims. Accordingly, Counts Three, and Five through Twelve are dismissed without prejudice.

CONCLUSION

For these reasons, the Court grants Defendants' motion to dismiss. Count One is dismissed with prejudice. Counts Two through Twelve are dismissed without prejudice. Plaintiff has until April 11, 2005 to file a Second Amended Complaint consistent with this opinion.

Date: March 10, 2005

ENTERED

AMY J. ST. EVE
United States District Court Judge